Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Gold Inc.
56 Temperance Street
Suite 501
Toronto, Ontario M5H 3V5 CANADA

Item 2	Date of Material Change

March 15, 2011

Item 3	News Release

A Gammon Gold Inc. press release was disseminated over Canada NewsWire on March 15, 2011.

Item 4	Summary of Material Change

Gammon Gold makes firm and final offer to Capital Gold, proposes increased offer of 0.5209 Gammon shares and US$1.09 in cash

Item 5	Full Description of Material Change

Gammon today proposed to amend its merger agreement with Capital Gold to increase the cash component of the merger consideration to be paid to Capital Gold’s stockholders by US$0.30 per share to US$1.09. If Capital Gold accepts Gammon’s proposed amendment and Capital Gold’s stockholders approve the merger involving Gammon Gold, Capital Gold’s stockholders will receive 0.5209 Gammon shares and US$1.09 in cash for each share of Capital Gold common stock that they hold.

The original Gammon deal is unanimously supported by Capital Gold’s Board of Directors and has separately been endorsed by the two leading independent proxy advisory firms, ISS and Glass Lewis.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9	Date of Report

March 15, 2011